UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XPeng Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

98422D105**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98422D105 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the New York Stock Exchange under the symbol “XPEV”. Each ADS represents two Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98422D105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

TMT General Partner Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 35,963,700
6. Shared Voting Power 0
7. Sole Dispositive Power 35,963,700
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

35,963,700 [1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

2.8% [2]

12.	Type of Reporting Person (See Instructions)

CO

(1) TMT General Partner Ltd. is the general partner of Morningside China TMT GP IV, L.P.. Morningside China TMT GP IV, L.P. is the general partner of Morningside China TMT Fund IV, L.P., or Morningside Fund IV, and Morningside China TMT Special Opportunity Fund II, L.P., or Morningside Sidecar II. Morningside Fund IV controls Morningside TMT Holding IV Limited. Morningside Sidecar II controls Morningside Special IV Hong Kong Limited. Morningside TMT Holding IV Limited and Morningside Special IV Hong Kong Limited are the record owner of 29,043,450 Class A Ordinary Shares and the record owner of 6,920,250 Class A Ordinary Shares.

(2) The ownership percentage of the Reporting Person is calculated based on a total of 1,301,319,044 Class A Ordinary Shares as of December 31, 2021.

CUSIP No. 98422D105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Morningside China TMT GP IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 35,963,700
6. Shared Voting Power 0
7. Sole Dispositive Power 35,963,700
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

35,963,700[3]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

2.8%[4]

12.	Type of Reporting Person (See Instructions)

PN

(3) TMT General Partner Ltd. is the general partner of Morningside China TMT GP IV, L.P.. Morningside China TMT GP IV, L.P. is the general partner of Morningside China TMT Fund IV, L.P., or Morningside Fund IV, and Morningside China TMT Special Opportunity Fund II, L.P., or Morningside Sidecar II. Morningside Fund IV controls Morningside TMT Holding IV Limited. Morningside Sidecar II controls Morningside Special IV Hong Kong Limited. Morningside TMT Holding IV Limited and Morningside Special IV Hong Kong Limited are the record owner of 29,043,450 Class A Ordinary Shares and the record owner of 6,920,250 Class A Ordinary Shares.

(4) The ownership percentage of the Reporting Person is calculated based on a total of 1,301,319,044 Class A Ordinary Shares as of December 31, 2021.

CUSIP No. 98422D105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Morningside China TMT Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 29,043,450
6. Shared Voting Power 0
7. Sole Dispositive Power 29,043,450
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

29,043,450[5]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

2.2%[6]

12.	Type of Reporting Person (See Instructions)

PN

(5)  TMT General Partner Ltd. is the general partner of Morningside China TMT GP IV, L.P.. Morningside China TMT GP IV, L.P. is the general partner of Morningside China TMT Fund IV, L.P., or Morningside Fund IV. Morningside Fund IV controls Morningside TMT Holding IV Limited. Morningside TMT Holding IV Limited is the record owner of 29,043,450 Class A Ordinary Shares.

(6)  The ownership percentage of the Reporting Person is calculated based on a total of 1,301,319,044 Class A Ordinary Shares as of December 31, 2021.

CUSIP No. 98422D105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Morningside TMT Holding IV Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 29,043,450
6. Shared Voting Power 0
7. Sole Dispositive Power 29,043,450
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

29,043,450

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

2.2% [7]

12.	Type of Reporting Person (See Instructions)

CO

(7)        The ownership percentage of the Reporting Person is calculated based on a total of 1,301,319,044 Class A Ordinary Shares as of December 31, 2021.

CUSIP No. 98422D105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Morningside China TMT Special Opportunity Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 6,920,250
6. Shared Voting Power 0
7. Sole Dispositive Power 6,920,250
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,920,250 [8]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

0.5% [9]

12.	Type of Reporting Person (See Instructions)

PN

(8)        TMT General Partner Ltd. is the general partner of Morningside China TMT GP IV, L.P.. Morningside China TMT GP IV, L.P. is the general partner of Morningside China TMT Special Opportunity Fund II, L.P., or Morningside Sidecar II. Morningside Sidecar II controls Morningside Special IV Hong Kong Limited. Morningside Special IV Hong Kong Limited is the record owner of 6,291,139 Class A Ordinary Shares.

(9)        The ownership percentage of the Reporting Person is calculated based on a total of 1,301,319,044 Class A Ordinary Shares as of December 31, 2021.

CUSIP No. 98422D105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Morningside Special IV Hong Kong Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 6,920,250
6. Shared Voting Power 0
7. Sole Dispositive Power 6,920,250
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,920,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

0.5% [10]

12.	Type of Reporting Person (See Instructions)

CO

(10)         The ownership percentage of the Reporting Person is calculated based on a total of 1,301,319,044 Class A Ordinary Shares as of December 31, 2021.

CUSIP No. 98422D105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

5Y Capital GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,520,025
6. Shared Voting Power 0
7. Sole Dispositive Power 2,520,025
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,520,025 [11]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

0.2% [12]

12.	Type of Reporting Person (See Instructions)

CO

(11)         5Y Capital GP Limited is the general partner of Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P. Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P. are the record owner of 2,191,375 Class A Ordinary Shares and the record owner of 328,650 Class A Ordinary Shares.

(12)         The ownership percentage of the Reporting Person is calculated based on a total of 1,301,319,044 Class A Ordinary Shares as of December 31, 2021.

CUSIP No. 98422D105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Evolution Fund I Co-investment, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 328,650
6. Shared Voting Power 0
7. Sole Dispositive Power 328,650
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

328,650

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

0.03% [13]

12.	Type of Reporting Person (See Instructions)

PN

(13)      The ownership percentage of the Reporting Person is calculated based on a total of 1,301,319,044 Class A Ordinary Shares as of December 31, 2021.

CUSIP No. 98422D105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Evolution Special Opportunity Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,191,375
6. Shared Voting Power 0
7. Sole Dispositive Power 2,191,375
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,191,375

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

0.2% [14]

12.	Type of Reporting Person (See Instructions)

PN

(14)      The ownership percentage of the Reporting Person is calculated based on a total of 1,301,319,044 Class A Ordinary Shares as of December 31, 2021.

CUSIP No. 98422D105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Shanghai Xingpan Investment Management Consulting Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 10,792,975
6. Shared Voting Power 0
7. Sole Dispositive Power 10,792,975
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,792,975 [15]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

0.8% [16]

12.	Type of Reporting Person (See Instructions)

CO

(15)      Shanghai Xingpan Investment Management Consulting Co., Ltd. is the fund manager of Shanghai Chenxi Venture Capital Center (Limited Partnership). Shanghai Chenxi Venture Capital Center (Limited Partnership) is the owner of CX TMT Holding IV Limited. CX TMT Holding IV Limited is the record owner of 10,792,975 Class A Ordinary Shares.

(16)      The ownership percentage of the Reporting Person is calculated based on a total of 1,301,319,044 Class A Ordinary Shares as of December 31, 2021.

CUSIP No. 98422D105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Shanghai Chenxi Venture Capital Center (Limited Partnership)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 10,792,975
6. Shared Voting Power 0
7. Sole Dispositive Power 10,792,975
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,792,975 [17]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

0.8% [18]

12.	Type of Reporting Person (See Instructions)

PN

(17)      Shanghai Chenxi Venture Capital Center (Limited Partnership) is the owner of CX TMT Holding IV Limited. CX TMT Holding IV Limited is the record owner of 10,792,975 Class A Ordinary Shares.

(18)      The ownership percentage of the Reporting Person is calculated based a total of 1,301,319,044 Class A Ordinary Shares as of December 31, 2021.

CUSIP No. 98422D105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

CX TMT Holding IV Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 10,792,975
6. Shared Voting Power 0
7. Sole Dispositive Power 10,792,975
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,792,975

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row (9)

0.8% [19]

12.	Type of Reporting Person (See Instructions)

CO

(19)      The ownership percentage of the Reporting Person is calculated based on a total of 1,301,319,044 Class A Ordinary Shares as of December 31, 2021.

Item 1.

(a)	Name of Issuer:

XPENG INC.

(b)	Address of Issuer’s Principal Executive Offices:

No. 8 Songgang Road, Changxing Street
Cencun, Tianhe District, Guangzhou
Guangdong 510640

People’s Republic of China

Item 2.

(a)	Name of Person Filing:

I.	TMT General Partner Ltd.

II.	Morningside China TMT GP IV, L.P.

III.	Morningside China TMT Fund IV, L.P

IV.	Morningside TMT Holding IV Limited

V.	Morningside China TMT Special Opportunity Fund II, L.P.

VI.	Morningside Special IV Hong Kong Limited

VII.	5Y Capital GP Limited

VIII.	Evolution Fund I Co-investment, L.P.

IX.	Evolution Special Opportunity Fund I, L.P.

X.	Shanghai Xingpan Investment Management Consulting Co., Ltd.

XI.	Shanghai Chenxi Venture Capital Center (Limited Partnership)

XII.	CX TMT Holding IV Limited

(b)	Address of Principal Business Office or, if none, Residence:

I. II. III. IV.

V. VI. VII.

VIII. & IX.

c/o Suite 905-6, 9th Floor

ICBC Tower, Three Garden Road
Hong Kong

X.	Room 681, District G, 6th Floor, Building 13, No. 203, Wushebang Road, Qingpu District,Shanghai, People’s Republic of China

XI.	Room 693, District G, 6th Floor, Building 13, No. 203, Wushebang Road, Qingpu District, Shanghai, People’s Republic of China

XII.	Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands

(c)	Citizenship:

   I. II. & III. Cayman Islands

IV.  Hong Kong

V.   Cayman Islands

VI.  Hong Kong

VII, VIII, IX Cayman Islands

  X&XI People’s Republic of China

XII. British Virgin Islands

(d)	Title of Class of Securities:

Class A ordinary shares, par value US$0.00001 per share

(e)	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98422D105 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the New York Stock Exchange under the symbol “XPEV”. Each ADS represents two Class A Ordinary Shares.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership

(a)	Amount beneficially owned:

The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	Percent of class:

The information required by Items 4(a) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

(c)	Number of shares as to which the person has:

The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

TMT General Partner Ltd. is the general partner of Morningside China TMT GP IV, L.P.. Morningside China TMT GP IV, L.P. is the general partner of Morningside China TMT Fund IV, L.P., or Morningside Fund IV, and Morningside China TMT Special Opportunity Fund II, L.P., or Morningside Sidecar II. Morningside Fund IV controls Morningside TMT Holding IV Limited. Morningside Sidecar II controls Morningside Special IV Hong Kong Limited. Morningside TMT Holding IV Limited and Morningside Special IV Hong Kong Limited are the record owner of 29,043,450 Class A Ordinary Shares and the record owner of 6,920,250 Class A Ordinary Shares. TMT General Partner Ltd. is controlled by its board consisting of five individuals, including Jianming Shi, Qin Liu, Gerald Lokchung Chan, Maria K. Lam and Makim Wai On Andrew Ma, who have the voting and dispositive powers over the shares held by Morningside TMT Holding IV Limited and Morningside Special IV Hong Kong Limited.

5Y Capital GP Limited is the general partner of Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P.. Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P. are the record owner of 2,191,375 Class A Ordinary Shares and the record owner of 328,650 Class A Ordinary Shares. 5Y Capital GP Limited is controlled by its board consisting of three individuals, including Qin Liu, Wai Shan Wong and Riyaz Hussain Nooruddin, who have the voting and dispositive powers over the shares held by Evolution Special Opportunity Fund I, L.P. and Evolution Fund I Co-investment, L.P..

Shanghai Xingpan Investment Management Consulting Co., Ltd. is the fund manager of Shanghai Chenxi Venture Capital Center (Limited Partnership). Shanghai Chenxi Venture Capital Center (Limited Partnership) is the owner of CX TMT Holding IV Limited. CX TMT Holding IV Limited is the record owner of 10,792,975 Class A Ordinary Shares. Shanghai Xingpan Investment Management Consulting Co., Ltd. is controlled by its investment committee consisting of three individuals, including Qin Liu, Jianming Shi and Ye Yuan who have the voting and dispositive powers over the shares held by CX TMT Holding IV Limited.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2022

TMT General Partner Ltd.

By:	/s/ LIU, Qin
Name: LIU, Qin Title: Director

Morningside China TMT GP IV, L.P.

By:	TMT General Partner Ltd., as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Morningside China TMT Fund IV, L.P.

By:	Morningside China TMT GP IV, L.P., as its general partner

By:	TMT General Partner Ltd., as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Morningside TMT Holding IV Limited

By:	/s/ TANG, Miu Yee
Name: TANG, Miu Yee
Title: Director

Morningside China TMT Special Opportunity Fund II, L.P.

By:	Morningside China TMT GP IV, L.P., as its general partner

By:	TMT General Partner Ltd., as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Morningside Special IV Hong Kong Limited

By:	/s/ TANG, Miu Yee
Name: TANG, Miu Yee Title: Director

5Y Capital GP Limited

By:	/s/ LIU, Qin
Name: LIU, Qin Title: Director

Evolution Fund I Co-investment, L.P.

By:	5Y Capital GP Limited, as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Evolution Special Opportunity Fund I, L.P.

By: 5Y Capital GP Limited, as its general partner

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Shanghai Xingpan Investment Management Consulting Co., Ltd.

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

Shanghai Chenxi Venture Capital Center (Limited Partnership)

By:	Shanghai Xingpan Investment Management Consulting Co., Ltd., as its Fund Manager

By:	/s/ LIU, Qin
Name: LIU, Qin
Title: Director

CX TMT Holding IV Limited

By:	/s/ TANG, Miu Yee
Name: TANG, Miu Yee
Title: Director

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement